Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

April 12, 2012

VIA EDGAR AND FEDEX

Sonia Gupta Barros, Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SEC Comment Letter dated March 19, 2012 Cole Real Estate Income Strategy (Daily NAV), Inc. Post-Effective Amendment No. 1 to Registration Statement on Form S-11 File No. 333-169535

Dear Ms. Barros:

On behalf of our client, Cole Real Estate Income Strategy (Daily NAV), Inc. (the “Company”), set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), received by letter dated March 19, 2012 (the “Comment Letter”), with respect to Post-Effective Amendment No. 1 (“Post-Effective Amendment No. 1”) to the Registration Statement (the “Registration Statement”) on Form S-11 (Registration No. 333-169535) filed by the Company on March 7, 2012. The responses to the Staff’s comments are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly.

We have enclosed with this letter a marked copy of Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 1 (“PEA No. 1”), which was filed today by the Company via EDGAR, reflecting changes to the Registration Statement discussed below. Page references in the description of the Staff’s comments refer to Post-Effective Amendment No. 1, and page references in the responses refer to PEA No. 1.

Distributions, Supplement page 2

1. We believe that you do not have a reasonable basis for an estimated dividend yield and believe that you should revise your disclosure to remove any reference to an annual yield. Please provide only the factual information regarding the daily rate of such dividend and include balancing language, including appropriate risk factor disclosure, that (i) you currently own only a few operating properties and have limited historical

Ms. Sonia Gupta Barros

Cole Real Estate Income Strategy (Daily NAV), Inc.

April 12, 2012

operating cash flows, (ii) you may not be able to pay such distribution and (iii) to the extent such distribution is paid, it may be paid out of sources other than operating cash flows, including offering proceeds. Finally, please confirm that you will not include an annual yield in your prospectus or any marketing materials until you have paid such rate for two consecutive quarters.

In response to this comment, the Company has revised the disclosure regarding its distributions on page 2 of Supplement No. 6 included in PEA No. 1 to strike the reference to the distribution rate on an annualized basis and to add balancing language. Also, the Company confirms that it will not include an annual yield in its prospectus or any marketing materials until it has paid such a rate for two consecutive quarters.

Real Property Investments, Supplement page 3

2.	Please disclose the effective annual rent and effective annual rent per sq foot for your properties.

The Company respectfully notes that no concessions were granted in connection with its leases and, therefore, there are no differences between the annual rents disclosed in Post-Effective Amendment No. 1 and the effective annual rents.

If you should have any questions about this letter or require any further information, please call me at (617) 570-1531 or David Roberts at (617) 570-1039.

Very truly yours,
/s/ Ettore A. Santucci

Ettore A. Santucci

cc:	Stacie Gorman
Kimberly J. Smith
David H. Roberts